Pillsbury Winthrop Shaw Pittman LLP Shanghai Representative Office

Suite 3001, 30th Floor, Jing An Kerry Center, Tower 2, 1539 Nanjing Road West  |  Shanghai 200041  |  People’s Republic of China

Tel +86.21.6137.7999  |  fax +86.21.6137.7900

Jia Yan Tel: 86.21.6137.7980 jia.yan@pillsburylaw.com

July 31, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attn:
Isabel Rivera
Pam Howell
Ameen Hamady
Kristina Marrone

Re:	STARRY SEA ACQUISITION CORP Amendment No. 2 to Registration Statement on Form S-1 Filed July 25, 2025 CIK No. 0002059165

Dear Ms. Rivera, Ms. Howell, Mr. Hamady and Ms. Marrone,

On behalf of our client, STARRY SEA ACQUISITION CORP, a Cayman Islands company (the “Company”), we submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 30, 2025 (the “Comment Letter”), with respect to the Company’s registration statement on Form S-1 filed with the Commission on June 12, 2025 (as amended on July 7, 2025 and July 25, 2025, the “Registration Statement”).

Concurrently with the transmission of this letter, the Company is filing Amendment No.3 to the Registration Statement (the “Amendment”) with the Commission through EDGAR, which reflects the Company’s responses to the comments provided by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Pillsbury Winthrop Shaw Pittman LLP Shanghai Representative Office

Suite 3001, 30th Floor, Jing An Kerry Center, Tower 2, 1539 Nanjing Road West  |  Shanghai 200041  |  People’s Republic of China

Tel +86.21.6137.7999  |  fax +86.21.6137.7900

Jia Yan Tel: 86.21.6137.7980 jia.yan@pillsburylaw.com

Amendment No. 2 to Registration Statement on Form S-1 filed July 25, 2025

Exhibits

1.	Please file an amended Cayman Islands counsel opinion to remove inappropriate assumptions or explain. For example, see assumption 2.10 and assumption 2.12 as it relates to par value. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19. Please also attach the Directors’ Certificate to the legality opinion.

Response: The Company respectfully acknowledges the Staff’s comment and has filed an amended Cayman Islands counsel opinion accordingly. In addition, the Directors’ Certificate has been attached to the amended legal opinion.

2.	The trust account termination letter attached as Exhibit A to the Investment Management Trust Agreement filed as Exhibit 10.2 states that “ . . . counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially, concurrently with your transfer of funds . . .” Nasdaq Listing Rule IM-5101-2(a) states that “[a]t least 90% of the gross proceeds . . . must be deposited in a trust account maintained by an independent trustee.” It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. We also note that the disclosure is inconsistent with the disclosure in the prospectus, which states proceeds will not be released until “the completion of our initial business combination within the required time period.” Please reconcile the disclosure and advise how this is consistent with the Nasdaq Listing Rule.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Exhibit A to the Investment Management Trust Agreement, filed as Exhibit 10.2, to remove the language “, or will be consummated substantially, concurrently with your transfer of funds.”

Please do not hesitate to contact Jia Yan at 86 (021) 6137-7980 or jia.yan@pillsburylaw.com, or Tianze Ma at 86 (010) 8572-1117 or tianze.ma@pillsburylaw.com of Pillsbury Winthrop Shaw Pittman LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Pillsbury Winthrop Shaw Pittman LLP
Pillsbury Winthrop Shaw Pittman LLP

cc:	Yan Liang, Chief Executive Officer Kong Wai Yap, Chief Financial Officer